EXHIBIT 99.1

Till Capital Appoints Alan S. Danson as Director

HAMILTON, Bermuda, Aug. 21, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX-V:TIL) (the "Company" or "Till"), a Bermuda domiciled company, announces that its Board has appointed Alan S. Danson as Director to replace William Harris, who resigned from the Board effective August 17, 2015. Mr. Danson will stand for election to the Board at the Company's Annual General Meeting to be held October 15, 2015.

Mr. Danson is currently a private investor and volunteer board member of several non-profit organizations. During his career, he worked as an attorney in a Wall Street law firm, an investment banker on Wall Street, an investment manager and investment banker in Mexico City, a partner in a venture capital firm in Denver and an entrepreneurial manager in Colorado. He has served on boards of directors of private companies, public companies and a regulated entity.

Mr. Danson served, for 19 years, as an independent director of Dreyfus Founders Funds, a Denver-based family of actively managed equity mutual funds, becoming chairman of the board in 2008. The fund family was acquired by Bank of New York Mellon and later was rolled into its Dreyfus family of funds.

Between September 1995 and December 1999, Mr. Danson was an investor in and served as a board member of OptiMark Technologies, Inc., a developer of electronic markets. He held the title of Senior Vice President and was instrumental in crafting several offering circulars and raising the company's initial rounds of investment capital.

From 1986 to 1995, Mr. Danson served as a board member and, through 1989, as President, of Integrated Medical Systems, Inc., a start-up provider of health care information and marketing services. The company was sold to Eli Lilly & Co. in December 1995.

Between 1983 and 1986, Mr. Danson was a general partner of The Centennial Funds, the largest venture capital management company in the Rocky Mountain region. He was active on both the fundraising and investment sides of the business.

From 1972 to 1982, Mr. Danson lived and worked in Mexico, where he was a founding partner of a start-up brokerage and investment firm, Acciones y Valores de Mexico ("Accival"). He helped the firm capture and manage pension funds from Mexican subsidiaries of US companies, and he helped a variety of Mexican companies with their public offerings in Mexico. Accival was ultimately acquired by CitiGroup.

Between 1966 and 1972, Mr. Danson worked as an investment banker on Wall Street, first for Bear, Stearns & Co. and subsequently for Wertheim & Co. He began his career as an attorney with the Wall street law firm Winthrop Stimson Putnam & Roberts. Mr. Danson currently beneficially owns or directs 224,090 shares (about 6.5%) of the Company's outstanding stock.

The Company also clarifies the terms of its agreement with Coeur Communications, previously announced on August 19, 2015, pursuant to which Coeur Communications will provide strategic marketing and investor relations services to the Company. Under this agreement, Till Capital will pay an estimated monthly fee not to exceed US$3,000.00 plus materials and expenses for a six month period.

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd. Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.

CONTACT: For additional information:

         Till Capital Ltd.
         William M. Sheriff
         Chairman and Chief Executive Officer
         (208) 635-5415
         info@tillcap.com
         www.tillcap.com